Filed by EQM Midstream Partners, LP

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: EQM Midstream Partners, LP

Commission File No. 001-35574

Date: February 27, 2020

THESE MATERIALS WILL BE PRESENTED BY MANAGEMENT OF EQUITRANS MIDSTREAM
CORPORATION AND EQM MIDSTREAM PARTNERS, LP TODAY, FEBRUARY 27, 2020

ETRN Accelerated Total Transformation February 27, 2020

Accelerated Total Transformation

Four Actions to Reshape ETRN

Agreements with EQT	Purchasing 25.3 MM ETRN Shares[2]	ETRN to Acquire EQM	Dividend and Capital Allocation Policy

• 15-year gas gathering contract with 3 Bcf/d MVC and step-up to 4 Bcf/d MVC[1]
• Over 100,000 core West Virginia acres dedicated
	• Unique opportunity to buy back ETRN shares from EQT
	• Represents nearly 10% of current shares outstanding
	• Consideration structured to minimize upfront cash payment
		• Each public common unit of EQM to receive 2.44 common shares of ETRN
		• Expected to close mid-2020
		• Simplified structure offers enhanced governance and broadens investor base
			• $0.60 per ETRN share annual dividend
			• Dividend policy targets[3]:
			  • Leverage Ratio ~4.0x exiting 2021
			  • Positive retained free cash flow exiting 2021

(1) See slide 6 for additional information regarding the MVC profile.
(2) Expected to close in early March 2020. See slide 11 for additional information regarding the share purchase.
(3) Leverage Ratio is Pro forma ETRN Consolidated Debt / (Pro forma ETRN Adjusted EBITDA + deferred revenue). See slide 29 for important disclosures regarding the non-GAAP financial measures adjusted EBITDA and retained free cash flow.

2

Accomplishing Key Objectives 3 Final step to simplified single C - Corp security with enhanced corporate governance Asymmetric risk profile through highly predictable cash flow Commercial alignment with EQT allows optimized drilling plan and midstream capital efficiency Dividend and capital allocation policy designed to advance strategic objectives and return value to shareholders in any environment De - levering plan to quickly strengthen balance sheet

4 Effective Immediately Phase One – Blend, Broaden and Extend MVC of 3.0 Bcf/d 15 - year contract Over 100,000 core WV acres dedicated Capital investment protections Flexibility to execute combo development Single MVC eliminates legacy deficiencies Lower credit threshold for letter - of - credit posting • Creates ~$250 MM of liquidity 15 - year gas gathering agreement for PA & WV replaces over a dozen agreements

5 Effective with MVP in - service Phase Two – Blend, Broaden and Extend (1) See slide 20 for additional information regarding water MVC. (2) See slide 21 for additional information regarding the Henry Hub upside potential. MVC step - up • Peaking at 4.0 Bcf/d 5 - year PA water MVC (1) • $60 MM per year of firm water revenue 3 - year Henry Hub upside potential (2) • Up to $60 MM per year of cash flow Rate relief limited to 3 years • $125 MM, $140 MM and $35 MM

Gas Gathering Agreement 6 Significant step - up and extension of gathering MVC drives predictable cash flows New EQT MVC covers Pennsylvania and West Virginia volumes Assumes 12/31/2020 MVP in - service. Present value based on a 10% discount rate. Prior EQT MVCs include firm reservation commitments. MVC Revenue PV - 10 Prior EQT MVCs = $2.8 B Phase 1 = $4.7 B Phase 2 = $4.9 B Phase 2 MVC Phase 1 MVC

Commercial Agreements with EQT 7 Modest net impact to cash flows from commercial agreements $MM 2020E 2021E 2022E 2023E Gas gathering agreement $0 $(125) $(140) $(35) PA water MVC (1) $0 $20 $20 $20 Henry Hub upside (2) $0 $0 - $60 $0 - $60 $0 - $60 Net cash flow impact $0 $(105) - $(45) $(120) - $(60) $(15) - $45 Assumes 12/31/2020 MVP in - service. (1) See slide 20 for additional information regarding the PA water MVC. (2) See slide 21 for additional information regarding the Henry Hub upside potential. $MM Cumulative Impact Gas gathering agreement $(300) PA water MVC – 5 years (1) $100 Henry Hub upside (2) $0 - $180 Net cash flow impact $(200) - $(20) Cash flow upside from volumes in excess of forecasted volumes Volume growth incentivized through $0.30/Dth rate on volumes above MVC

Gas Gathering Agreement 8 Securing growth opportunity and enhancing capital efficiency Estimated $500 MM net present value from investment supporting development of newly dedicated West Virginia acreage • Over 100,000 acres dedicated in core development areas across northern West Virginia Capital investment protections Incremental compression investments will generate a separate compression fee Acreage Map Net present value based on 10% discount rate.

Gas Gathering Agreement

Combo development provides midstream capital efficiencies

Systematic buildout of gas gathering system yields midstream capital efficiency

- Concentrated footprint reduces overall build miles relative to scattered pad development
- ~30% reduction in capital from 50% fewer pipeline miles and upsized pipe diameter from 12" to 16"
- Estimated $250 MM of capital savings in 2021-2023

EQT choke management program results in predictable operations and enhanced midstream planning

- Avoid sizing midstream facilities for short-lived peak initial production rates
- Minimize back-off of nearby wells when new production comes on-line

Combo Development Example



Existing gathering lines and compression

9

10 Pro Forma ETRN Growth Capex Forecasted Growth Capex ($B) 2021E – 2023E Growth Capex Detail (%) CAPEX includes capital contributions to MVP JV and 60% of Eureka Midstream capital expenditures. The MVP JV is evaluating an expansion opportunity that could add approximately 0.5 Bcf per day of capacity through the instal lat ion of incremental compression. The pro forma ETRN CAPEX forecast assumes the MVP expansion is placed in - service 1/1/2023. ~$365 MM annual gathering growth CAPEX to support mid - single digit forecasted volume CAGR

11 Unique opportunity to buy back significant block of ETRN stock Purchase of 25.3 MM Shares of ETRN from EQT Shares acquired & retired in March 2020 $52 MM upfront cash $196 MM PV10 consideration to be paid in rate relief in Phase 2 Reduces equity overhang Upfront cash of $52 MM Rate relief over 2 - years with MVP in - service (Phase 2) • $145 MM year - one and $90 MM year - two • EQT has option to receive the rate relief consideration in cash in the event that MVP is not in - service by January 2022 See slide 22 for total net cash flow impact from commercial agreements and share buy back rate relief consideration. EQT remaining 25.3 million shares of ETRN represents approximately 6% of pro forma ETRN shares outstanding

12 Revenue recognition under GAAP Accounting for New Gathering Contract Note: Graph reflects MVP in - service of 12/31/2020. Accounting treatment is not impacted by MVP in - service date, however applica ble rates may vary. (1) Values subject to change with MVP in - service date and other applicable contract adjustments. GAAP will utilize an average gathering rate for the MVCs over the life of the contract Difference between cash received and revenue recognized is deferred revenue until 2026 Annual deferred revenue forecast $MM¹ ($87)($449) ($114) ($123) ($277) ($240) $132 $132 $132 $132$30 $30 $176 $176 $176 $176 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Rate ($/Dth) Cash Received Revenue Recognition

13 Deferred Revenue Impact on Adjusted EBITDA $B 2020E 2021E 2022E 2023E Previous EQM adjusted EBITDA (1) $1.38 No prior guidance Deferred revenue $(0.45) $(0.11) $(0.12) $(0.28) Pro Forma ETRN adjusted EBITDA (1) $0.92 $1.40 $1.46 $1.63 (1) 2020E represents mid - point of previous guidance. See slide 29 for information regarding the non - GAAP measures adjusted EBITDA, d istributable cash flow, free cash flow and retained free cash flow. 2020E does not include (i) contributions from MVP, which has a targeted in - service of late 2020 and is backed by 20 - year firm re servation commitments, or (ii) contributions relating to the 20 - year firm reservation commitments backing Hammerhead and EEP, which commitments commence with MVP in - service. MVP in - service is assumed t o be 12/31/2020. Distributable Cash Flow, Free Cash Flow and Retained Free Cash Flow are not impacted by deferred revenue (1)

ETRN to Acquire EQM

Roll-up transaction simplifies structure and provides multiple benefits

Acquisition Terms

ETRN will acquire EQM in a 100% share-for-unit exchange

- **EQM public common unitholders will receive 2.44 shares of ETRN common stock for each common unit of EQM**
- **~3% premium to the 20-day VWAP[1]**

EQM to become a wholly owned subsidiary of ETRN following merger

Expected to close mid-2020, subject to closing conditions and approval from ETRN shareholders and EQM unitholders

Strategic Rationale

Single C-Corp security eliminates complexity and offers improved governance

ETRN anticipates near zero cash taxes through at least 2023 and minimal cash taxes through at least 2026

Creates broader investor base

Increased float improves trading liquidity

Enhances opportunity for index inclusion

(1) Based on volume weighted average price for EQM and ETRN over the 20-days ending February 26, 2020.

14

15 Pro Forma ETRN Projections (1) See slide 29 for important disclosures regarding the non - GAAP financial measures adjusted EBITDA, free cash flow and distrib utable cash flow. Note forecasts assume MVP in - service date of 12/31/2020. Adjusted EBITDA ($B) (1) Distributable Cash Flow ($B) (1) DCF Coverage Free Cash Flow ($B) (1) ~$1.8 billion Free Cash Flow 2021 - 2023 13% CAGR 2020 - 2023

ETRN Emerging as a Strong C-Corp Business

Fundamentals support long-term value creation

Highly predicable cash flow profile

Long-term contracts

Retained Free Cash Flow (after total CAPEX and dividends)

Clear de-levering plan

Retained Free Cash Flow ($B)[2]



$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
($0.2)
($0.4)
($0.6)
($0.8)
($0.69)
$0.00
$0.28
$0.72
2020E
2021E
2022E
2023E

~$1 billion Retained Free Cash Flow 2021 - 2023

Revenue from Firm Reservation / MVCs[1]



2021 - 2023E Cumulative Revenue from Firm Reservation / MVCs
Total
Transmission
Gathering
Water
71%
88%
67%
60%
0%
20%
40%
60%
80%
100%
~58% of 2019 revenue from firm reservation / MVCs

Leverage Ratio[2]



6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
5.6x
4.3x
4.0x
3.1x
2020E
2021E
2022E
2023E

~4.0x target exiting 2021

Forecasts assume MVP in-service date of 12/31/2020.

(1) Pro forma revenue projections do not include revenue contributions from MVP or MVP Southgate, which are accounted for as equity investments.

(2) Pro forma ETRN Consolidated Debt / (pro forma ETRN Adjusted EBITDA + deferred revenue). See slide 29 for important disclosures regarding the non-GAAP financial measures adjusted EBITDA & retained free cash flow.

16

Appendix 17

18 Pro Forma ETRN Forecast Summary (1) See slide 29 for important disclosures regarding non - GAAP financial measures. (2) Includes forecasted capital contributions to Mountain Valley Pipeline, LLC (MVP JV), 60% of Eureka Midstream CAPEX, and ongoi ng maintenance capital expenditures. (3) Pro forma ETRN Consolidated Debt / (pro forma ETRN Adjusted EBITDA + deferred revenue). $B (except leverage & coverage metrics) 2020E 2021E 2022E 2023E Net income attributable to ETRN $0.23 $0.43 $0.45 $0.49 Adjusted EBITDA (1) $0.92 $1.40 $1.46 $1.63 Distributable cash flow (1) $0.90 $0.94 $1.04 $1.30 Total capital expenditures (2) $1.27 $0.78 $0.62 $0.42 Free Cash Flow (1) ($0.28) $0.26 $0.54 $0.98 Retained free cash flow (1) ($0.69) $0.00 $0.28 $0.72 Leverage Ratio (3) 5.6x 4.3x 4.0x 3.1x DCF Coverage Ratio 2.2x 3.6x 4.0x 5.0x

Gas Gathering Agreement with EQT 19 Deal creates meaningful value for ETRN Increase in MVCs to drive predictable revenues • Increase from 2.0 Bcf/d to 3.0 Bcf/d • Incremental step - up in MVC upon MVP in - service (1) Long - term contract • 15 - year contract provides long - term stability Contract structure provides capital protections • Provides mileage limitations on obligations to build Rate relief coincides with MVP in - service • Rate relief limited to three years ($125MM, $140MM and $35MM) Single MVC allows EQT to optimize its development plans • Improves midstream capital efficiency through better planning and optimal system designs Improves customer relationship • Over 100,000 core WV acres dedicated for gathering services • Reduced credit assurance thresholds enhance EQT liquidity (1) See slide 6 for additional information regarding the MVC profile.

New water services agreement for Pennsylvania development • 5 - year MVC • Commences with MVP in - service • Generates $60 MM per year of firm water revenue • $20 MM higher per year revenue with new agreement Water Agreement with EQT 20 MVC for water services in PA enhances predictable cash flow profile

Potential for up to $60 MM per year of incremental cash flow • Applies to the 3 - year period beginning with MVP’s in - service but in no case extending beyond December 2024 EQT to pay cash to EQM in an amount equal to: • (i) 15% of every $0.01/MMBtu that the average quarterly NYMEX Henry Hub settlement price is above $2.50/MMBtu and, if applicable, above $2.70/MMBtu during any periods in 2024 multiplied by (ii) the applicable MVC volume for such year Henry Hub Upside 21 Structure allows EQM to participate in higher commodity price environment

Net Impact to Cash Flows 22 $MM 2020E 2021E 2022E 2023E Commercial Agreements: Gas gathering agreement $0 $(125) $(140) $(35) PA water MVC (1) $0 $20 $20 $20 Henry Hub upside (2) $0 $0 - $60 $0 - $60 $0 - $60 Net cash flow impact of commercial agreements $0 $(105) - $(45) $(120) - $(60) $(15) - $45 Rate relief for share purchase $0 $[ $(145) ] $(90) $0 Net cash flow impact of commercial agreements & share purchase $0 $ (250) - $(190) $(210) - $(150) $(15) - $45 Assumes 12/31/2020 MVP in - service. (1) See slide 20 for additional information regarding the PA water MVC. (2) See slide 21 for additional information regarding the Henry Hub upside potential.

Organizational Chart 23 59.9% LP Interest Non - economic GP Interest 40.1% LP Interest EQM Public ETRN Public Convertible Preferred 19.9% Interest $1,200 MM Preferred 80.1% Interest Current Structure Pro Forma Structure 100.0% LP Interest Non - economic GP Interest ETRN Public (Private) Convertible Preferred 94.0% Interest 6.0% Interest $600 MM Preferred

Dividend and Capital Allocation Policy

Retained free cash flow provides path to quickly de-lever

Dividend Policy

ETRN annual dividend of $0.60 per share

Designed to achieve key financial objectives:

- **~4.0x leverage ratio exiting 2021**
- **Positive retained free cash flow exiting 2021**

Capital allocation policy provides flexibility for future dividend increases, share buyback program, and/or further debt reduction

ETRN Consolidated Debt ($B)



Expect to utilize MVP JV level debt upon MVP in-service, resulting in ~$1 B of debt reduction
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2020E
2021E
2022E
2023E

See slide 29 for important disclosures regarding the non-GAAP financial measure retained free cash flow.

24

Financing Plan 25 Ample liquidity to execute plan Financing and Liquidity Convertible Preferred EQM senior notes, EQM Term Loan A and EQM revolver will remain outstanding after the acquisition ETRN to retire $600 MM ETRN Term Loan B and $600 MM of the EQM Series A Convertible Preferred Units to be repurchased by EQM (1) • EQM expects to finance through debt transactions including borrowings under the EQM revolver EQM revolver provides ample liquidity • Approximately $2.4 billion available under EQM revolver as of December 31, 2019 $600 MM of EQM Series A Convertible Preferred Units to be exchanged for $600 MM ETRN Series A Convertible Preferred Shares ETRN Series A Convertible Preferred Shares: • Quarterly cash distribution based on 9.75% annual coupon through Q1 2024, thereafter the coupon rate is floating • Convertible into ETRN common stock after April 2021 • Priced at $19.99 per share to reflect the acquisition exchange ratio (1) EQM Series A Convertible Preferred Unit purchase concurrent with the closing of the EQM acquisition by ETRN.

Cautionary Statement

This communication contains certain forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), concerning ETRN and EQM, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of ETRN and EQM, as well as assumptions made by, and information currently available to, such management. Words such as "could," "will," "may," "assume," "forecast," "position," "predict," "strategy," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," "budget," "potential," or "continue," and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of ETRN, EQM and their respective affiliates, including whether the proposed transactions will be completed, as expected or at all, and the timing of the closing of the proposed transactions; and whether the conditions to the proposed transactions can be satisfied. These statements are subject to various risks and uncertainties, many of which are outside the parties' control. Factors that could cause actual results to differ materially from those in the forward-looking statements include guidance regarding EQM's gathering, transmission and storage and water service revenue and volume growth, including the anticipated effects associated with the new Gas Gathering and Compression Agreement and related documents entered into with EQT Corporation (EQT) as described herein (collectively, the EQT Global GGA); projected revenue (including from firm reservation fees and MVCs) and expenses, and the effect on projected revenue associated with the EQT Global GGA; the ultimate gathering fee relief provided to EQT under the EQT Global GGA and related agreements; ETRN's and EQM's ability to de-lever; forecasted adjusted EBITDA, net income, distributable cash flow, free cash flow, retained free cash flow, leverage ratio, coverage ratio, and deferred revenue; the weighted average contract life of gathering, transmission and storage contracts; infrastructure programs (including the timing, cost, capacity and sources of funding with respect to gathering, transmission and storage and water expansion projects); the cost, capacity, timing of regulatory approvals, final design and targeted in-service dates of current projects; the ultimate terms, partners and structure of Mountain Valley Pipeline, LLC (MVP JV) and ownership interests therein; expansion projects in EQM's operating areas and in areas that would provide access to new markets; EQM's ability to provide produced water handling services and realize expansion opportunities and related capital avoidance; ETRN's and EQM's ability to identify and complete acquisitions and other strategic transactions, including joint ventures, and effectively integrate transactions (including Eureka Midstream Holdings, LLC and Hornet Midstream Holdings, LLC) into ETRN's and EQM's operations, and achieve synergies, system optionality and accretion associated with transactions, including through increased scale; EQM's ability to access commercial opportunities and new customers for its water services business, and the final terms of any definitive water services agreement between EQT and EQM related to the letter agreement between the parties in respect of water services (Water Services Letter Agreement); any further credit rating impacts associated with MVP, customer credit ratings changes, including EQT's, and defaults, acquisitions and financings and any further changes in ETRN's or EQM's respective credit ratings; the timing and amount of future issuances or repurchases of securities; effects of conversion of EQM securities in connection with ETRN's proposed acquisition of EQM or otherwise; effects of seasonality; expected cash flows and MVCs, including those associated with the EQT Global GGA and any definitive agreement between EQT and EQM related to the Water Services Letter Agreement; capital commitments; projected capital contributions and capital and operating expenditures, including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures; dividend and distribution amounts and timing and rates, including the effect thereon of completion of the MVP project and expected changes announced by ETRN and EQM on February 27, 2020 in connection with ETRN's proposed acquisition of EQM; the effect and outcome of pending and future litigation and regulatory proceedings; changes in commodity prices and the effect of commodity prices on EQM's business; liquidity and financing requirements, including sources and availability; interest rates; ETRN's, EQM's and EQM's subsidiaries' respective abilities to service debt under, and comply with the covenants contained in, their respective credit agreements; expectations regarding production volumes in EQM's areas of operations; ETRN's and EQM's abilities to achieve the anticipated benefits associated with the execution of the EQT Global GGA and the Water Services Letter Agreement; the effects of government regulation; and tax status and position. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results.

Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. ETRN and EQM have based these forward-looking statements on current expectations and assumptions about future events. While ETRN and EQM consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond ETRN's and/or EQM's control. The risks and uncertainties that may affect the operations, performance and results of ETRN's and EQM's business and forward-looking statements include, but are not limited to, those set forth under (i) Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission (the SEC), as may have been updated by Part II, Item 1A, "Risk Factors," of ETRN's subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10-K for the year ended December 31, 2019 to be filed with the SEC, and (ii) Item 1A, "Risk Factors" in EQM's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC, as may have been updated by Part II, Item 1A, "Risk Factors," of EQM's subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as Item 1A, "Risk Factors" in EQM's Annual Report on Form 10-K for the year ended December 31, 2019 to be filed with the SEC. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ETRN nor EQM intends to correct or update any forward-looking statement, unless required by securities laws, whether as a result of new information, future events or otherwise.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. ETRN and EQM assume no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

26

No Offer or Solicitation; Participants in the Solicitation 27 This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe f or or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, no r s hall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a pr ospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascerta ine d, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by u se of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any fac ility of a national securities exchange, of any such jurisdiction. ETRN, EQM, EQM’s general partner and their respective directors and executive officers may be deemed to be participants in th e s olicitation of proxies in connection with the proposed transactions. Information regarding the directors and executive officers of ETRN is contained in ETRN’s Form 10 - K for t he year ended December 31, 2018 and definitive proxy statement filed with the SEC on April 26, 2019. Information regarding the directors and executive officers of EQM’s general partner is contained in EQM’s Form 10 - K for the year ended December 31, 2018. Additional information regarding the interests of participants in the solicitati on of proxies in connection with the proposed transactions will be included in the proxy statement/prospectus.

In connection with their proposed transactions, ETRN and EQM intend to file a registration statement on Form S - 4, containing a j oint proxy statement/prospectus (the Form S - 4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that ETRN or EQM may file with the SEC or send to the shareholders of ETRN or the unitholders of EQM in connection with the proposed transacti ons . SHAREHOLDERS OF ETRN AND UNITHOLDERS OF EQM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S - 4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WI LL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to obtain copies of the se documents, including the proxy statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free o f c harge at the SEC’s website, http://www.sec.gov or as described in the following paragraph. The documents filed with the SEC by ETRN may be obtained free of charge at its website (www.equitransmidstream.com) or by req ues ting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271 - 760 0. The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm - midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271 - 7600. Where You Can Find More Information 28

Non-GAAP Measures

As used in this presentation, Adjusted EBITDA means net income plus net interest expense, depreciation, amortization of intangible assets, payments on the preferred interest in EQT Energy Supply, LLC, non-cash long-term compensation expense and transaction costs, proportional ownership share of MVP JV EBITDA less equity income, AFUDC - equity, and adjusted EBITDA attributable to noncontrolling interest.

As used in this presentation, distributable cash flow means adjusted EBITDA plus deferred revenue, less net interest expense excluding interest income on the Preferred Interest, capitalized interest and AFUDC - debt, ongoing maintenance capital expenditures net of expected reimbursements, cash distributions earned by Series A preferred unitholders, proportional ownership share of MVP JV interest expense, and proportional ownership share of MVP JV maintenance capital expenditures.

As used in this presentation free cash flow means distributable cash flow plus changes in net working capital, less growth capital expenditures (excluding 40% of Eureka growth capital expenditures), and capital contributions to MVP JV.

As used in this news release, retained free cash flow means free cash flow less ETRN dividends.

Adjusted EBITDA, distributable cash flow, free cash flow and retained free cash flow are non-GAAP supplemental financial measures that management and external users of ETRN's and EQM's consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies, may use to assess:

- ETRN's and EQM's operating performance as compared to other publicly traded companies in the midstream energy industry without regard to historical cost basis or, in the case of adjusted EBITDA, financing methods
- The ability of ETRN's and EQM's assets to generate sufficient cash flow to make distributions to ETRN's shareholders and EQM's unitholders, as applicable
- ETRN's and EQM's ability to incur and service debt and fund capital expenditures and capital contributions
- The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities

ETRN and EQM believe that adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow provide useful information to investors in assessing ETRN's and EQM's financial condition and results of operations. Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow should not be considered as alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow have important limitations as an analytical tool because they exclude some, but not all, items that affect net income, operating income and net cash provided by operating activities. Additionally, because these non-GAAP metrics may be defined differently by other companies in ETRN's and EQM's industry, ETRN's and EQM's definitions of Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures. Distributable cash flow, free cash flow and retained free cash flow should not be viewed as indicative of the actual amount of cash that ETRN and EQM have available for dividends and distributions, as applicable, or that ETRN or EQM plan to distribute and are not intended to be liquidity measures.

29

Filed by EQM Midstream Partners, LP

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: EQM Midstream Partners, LP

Commission File No. 001-35574

Date: February 27, 2020

THESE MATERIALS WILL BE PRESENTED BY MANAGEMENT OF EQUITRANS MIDSTREAM
CORPORATION AND EQM MIDSTREAM PARTNERS, LP TODAY, FEBRUARY 27, 2020

ETRN AND EQM MIDSTREAM PARTNERS LP

Q4 AND YEAR-END 2019 EARNINGS CALL

MANAGEMENT DISCUSSION SECTION

Nate Tetlow

Vice President, Corporate Development and Investor Relations

Good morning everyone and thank you for joining us.

On the call with me today are Tom Karam, chairman and CEO; Diana Charletta, president and chief operating officer; Kirk Oliver, senior vice president and chief financial officer and Justin Macken, Senior Vice President gas systems planning and engineering.

A replay of this call will be available for 14 days beginning this evening. The phone number for the replay is 855-859-2056. The conference ID is: 5280796.

Today’s call may contain forward-looking statements related to future events and expectations. Factors that could cause the actual results to differ materially from these forward-looking statements are listed in today’s news releases, and under “Risk Factors” in both ETRN’s and EQM’s Form 10-Ks for the year ended December 31, 2018, both of which are filed with the SEC, and as updated by any subsequent Form 10-Qs. Also, the Form 10-Ks for the year-ended December 31, 2019 will be filed with the SEC later today.

Today’s call may also contain certain non-GAAP financial measures. Please refer to this morning’s news releases and our investor presentation for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measure.

This morning we reported fourth quarter and year-end 2019 results that were in-line with our guidance. Given today’s transformative announcement our prepared remarks are focused primarily on these actions. However, we are happy to answer any questions on the earnings release during Q&A.

After the prepared remarks, we will open the call to questions.

With that, I’ll turn it over to Tom.

Thomas F. Karam

Chairman & Chief Executive Officer

Thanks Nate. Good morning everyone.

As you may have seen, we have a lot to talk about today. We are excited about the actions we’ve taken to strengthen our balance sheet, upgrade our contractual relationship with EQT and accelerate our transformation to a C-Corp. Each action is designed to make us a stronger company able to succeed in any environment. And as of today, both EQT and ETRN are stronger entities.

ETRN will emerge a:

•	Strong C-corp with transparent Governance
•	With over 70% take-or-pay revenue beginning in 2021
•	About 30% capital efficiency benefit from our actions
•	rapidly de-levering
•	And importantly, with a stronger, technology driven customer poised to capitalize on their leading position in the basin.

So Let’s start right in on slide 2.

We are taking 4 distinct actions.

The first action is the execution of what we call a, “Blend, Broaden and Extend” 15-year Gas Gathering Agreement with EQT, effective immediately.

Second is the purchase of 25.3 MM ETRN shares from EQT for $52 million in cash and $196 million of present value rate relief.

Third, ETRN will acquire EQM in an all-stock transaction. Each unit of EQM will receive 2.44 shares of ETRN stock.

And fourth, we will establish a new Financial Policy resetting our annual ETRN dividend to $0.60 per share. Establishing a clear plan to exit 2021 at 4.0x leverage or below with positive retained free cash flow.

Taken as a whole, these actions immediately strengthen our balance sheet and credit profile, strengthen our largest customer and move us toward being a C-corp entity with transparent governance striving to become an industry leader in ESG initiatives.

We have been consistent in stating our objective is to become a C-Corp with an industrial strength balance sheet, able to focus on efficient capital allocation to deliver value to our shareholders.

This new creative Blend, Broaden and Extend agreement with EQT provides long-term security in our cash flows –as I said 70% take-or-pay revenue beginning in 2021, and long-term growth locked in through a significant additional acreage dedication.

The agreement also ensures complete alignment with our largest customer – with both companies healthier and positioned to execute on the most capital efficient development plans. The deal allows EQT to execute on their state of the art combo-development drilling plans. And for us, this translates to an estimated 30% reduction in capital as we benefit from building fewer miles of gathering lines. A clear win-win.

Another key objective is to revise our dividend and capital allocation policy. The dividend level was an output of our financial policy objectives. And we had the benefit of being able to listen to many shareholders as we fully developed our revised business plan.

Our rapid de-levering coupled with substantial free cash flow provides the opportunity and flexibility in the future to return value to shareholders through buyback programs or appropriate dividend increases or further de-levering.

On slide 4 we highlight the key points of this new agreement. Phase 1 begins immediately and provides us:

•	A 15-year contract
•	Base MVC of 3 bcf/d
•	An acreage dedication in excess of 100,000 acres in the West Virginia core
•	Significant the capital protections I spoke of

For EQT, Phase 1 brings:

•	The ability to execute efficient development without constraints
•	The single MVC eliminates the legacy deficiency payment issue caused by multiple MVC contracts
•	And lastly, immediate liquidity of approximately $250 million through lower credit thresholds on posting requirements

Slide 5 is where we outline Phase 2. It becomes effective on the in-service date of Mountain Valley Pipeline.

In phase 2 we get:

•	An MVC that ultimately steps up to 4bcf/d for a stretch of 9 years
•	A 5-year agreement on water providing for an MVC of $60MM per year
•	And, hopefully, as gas prices recover we have the potential to earn up to $60 million per year for three years in bonus payments

In Phase 2, EQT gets base rate relief of $300MM over 3 years

Again, this ‘Blend Broaden and Extend’ agreement is the value trade each of our companies desired to achieve. Resulting in two stronger companies, low cost rates for EQT, high take-or-pay revenue for ETRN and an extended partnership covering substantial new acreage.

Slide 6 shows the previous MVCs with EQT versus the new MVC profile.

To me, this graph speaks for itself, and I think this is a great page, but two things really jump out.

First, under the old contracts you see the MVC falling to below 1 bcf per day by the end of 2025 as the existent current contracts expire. And second, with Phase 2 we will have that nine year stretch of 4 bcf per day of MVC.

The PV10 of the revenue generated solely by the MVCs jumps from a current $2.8B to a phase 2 number of $4.9B. Removing volume uncertainty and locking in the MVC for the next 15 years is precisely the outcome we have been describing to the marketplace.

On Slide 7 we show the forecasted annual and cumulative net cash flow impact this new commercial agreement provides.

Part of the value trade for gathering fee relief is the 5-year water MVC, which is about $20MM higher per year than our previous estimates and we have the potential to earn up to $180MM as Henry Hub pricing recovers.

In addition to water and Henry Hub upside, incremental volume growth provides even further potential upside. Gathering agreement incentivizes volume growth through a $0.30/Dth rate on volumes above the MVC.

And with that, I’ll now turn it over to Diana to discuss some of the operational aspects of the deal.

Diana Charletta

President & Chief Operating Officer

Thanks Tom.

Deploying capital efficiently is at the core of what we do every day. This agreement with EQT provides multiple benefits that will advance our ability to control capital and ensure efficient buildout.

•	We believe the newly dedicated West Virginia acreage will be a key development area for EQT over the next 5-years. And estimate that the investment to support the development of this acreage is worth about $500 million dollars of Net Present Value.
•	The gathering agreement also provides mileage limitations on our obligations to build. Having firm, consistent, and concentrated drilling plans leads to innovative system designs, limits expensive winter construction and also reduces land acquisition costs. Each of these improvements contribute to lower capital costs over time.

Now on to slide 9.

Moving to a single MVC allows EQT to design and execute their combo development strategy without the previous constraints caused by multiple contracts. Combo development drilling has the overall benefit of reducing our required pipeline build. The result is an estimated 30% reduction in midstream capital, which is about $250 million dollars of capital savings from 2021 through 2023.

A longer-term benefit, and one that could be a real step-change in our capital program is return to pad drilling. The combo development example on slide 9 shows 15 laterals all drilled to the northwest. In many cases this is just the first step in the development program. The second step is a return to pad to drill 15 laterals that reach in the opposite direction, to the southeast. Return to pad drilling requires minimal incremental midstream capital because the infrastructure built for step one can also be utilized for step two. We think it’s going to take about four or five years before we really start to realize the benefits of return to pad, but we are very excited about the impacts it will have in our future capital needs.

Now let’s shift to our growth capex forecast on slide 10.

We forecast approximately $1.6 billion dollars of growth capex from 2021 through 2023. Of that, about $400 million dollars is driven by demand pull projects including, Southgate, power plant connections, AVC upgrades, and the MVP Expansion. About $1.1 billion, or $365 million dollars a year is gathering capex that supports both EQT and other producers. The gathering capital supports a projected mid-single digit volume growth CAGR over the time period. As you can see, our capex is expected to step down in 2023 as the transmission projects are largely complete in 2021 and ‘22 and we benefit from the gathering efficiencies we’ve discussed.

Before turning the call to Kirk, I do want to switch gears and provide a quick update on MVP.

At year-end, total project work on MVP was over 90% complete.

We have been working with our partners to resolve the outstanding permit issues and we continue to make good progress with these efforts.

We expect the Biological Opinion and Nationwide 12 permit will be resolved in the spring, allowing construction to resume.

We also remain hopeful that the Supreme Court will overturn the Fourth Circuit Court’s original decision on ACP’s case related to its Appalachian Trail crossing, resolving similar challenges for MVP. Oral arguments were held earlier this week and we expect a decision from the court by June.

We continue to target a full in-service date for the pipeline of late 2020 and an overall project cost estimate of $5.3 to $5.5 billion dollars.

I’ll now turn it over to Kirk.

Kirk Oliver

President & Chief Operating Officer

Thank you Diana. And I’m now on slide 11.

Today, we also announced the purchase of 25.3 MM shares of ETRN from EQT at $9.54 per share. We will pay for the shares with $52 million in upfront cash and $196 million of present value rate relief deferred until Phase 2. The future consideration will be paid through gathering fee relief of $235 MM over 2 years.

All 25.3MM shares of ETRN stock will be retired in March.

The share purchase from EQT represents half of the ETRN shares that EQT owns. The remaining shares that EQT owns will represent about 6% of the pro forma ETRN shares outstanding – significantly reducing the equity overhang in ETRN.

Slide 12 addresses revenue recognition considerations that will be important as you model the company going forward. This change for us is due to the rate structure in the new gathering agreement and how we expect revenue from the gathering agreement with EQT to ultimately be recognized under GAAP.

The new 15-year contract with EQT has a gathering rate profile that gradually reduces over the first 9 years before plateauing for the remaining term – this is the darker line labeled Cash Received on the graph. Under GAAP, we expect to recognize revenue using an average gathering rate on the MVC over the 15 years – represented by the lighter line on the graph, labeled Revenue Recognition. This results in significantly more cash received than the revenue that is expected to be recognized in the early years, and then reverses in the later years as the revenue recognized is expected to exceed the cash received. The balance sheet will reflect a related contract liability that grows in the early years as more revenue is deferred and declines in the later years. You can also see the impact at the bottom of the graph in the first year. The first-year deferral is particularly large due to the shares that are being repurchased in exchange for future rate relief. The shares repurchased account for approximately $190 million of the $450 million of expected revenue deferred in 2020. And finally, this accounting not only impacts revenue but also impacts all measures of income, including Adjusted EBITDA.

On slide 13 we detail the expected impact to Adjusted EBITDA as it relates to the anticipated revenue recognition under the new gathering agreement.

The first column shows our previous 2020 forecast, the deferred revenue forecast, and the pro forma ETRN Adjusted EBITDA forecast. The only change to our 2020 guidance for Adjusted EBITDA is the revenue recognition under the new gathering agreement and a couple of million dollars of G&A expenses included at the ETRN level.

We are also providing for the first time, an ETRN adjusted EBITDA forecast for 2021 through 2023 and have included the deferred revenue forecast so you have the information to do an apples-to-apples comparison with your models.

On slide 14 we’ve summarized the terms of the roll-up transaction. Each unit of EQM will receive 2.44 shares of ETRN stock. The acquisition is expected to close in mid-2020, following approval of ETRN shareholders and EQM unitholders. We see value in being a single c-corp security, with simplified governance, a broader investor base and improved trading liquidity. In terms of cash taxes, we forecast near zero through 2023 and minimal cash taxes for several years after that.

Slide 15 provides ETRN forecasted measures that are pro forma for the commercial agreements with EQT, the share repurchases, the acquisition of EQM, and the financing plan. The DCF on the upper right, which is increasing at a 13% CAGR, reflects the cash associated with the deferred revenue in each period and provides a good picture of the improving cash flow profile of the company.

The DCF coverage starts at above 2.0 times in 2020 and is expected to grow to over 5 times by 2023.

Finally, the lower left shows the free cash flow, which is after we cover all capex. From 2021 through 2023 we are forecasting $1.8 billion of cumulative free cash flow.

With that, I’ll now turn the call back to Tom.

Thomas F. Karam

Chairman & Chief Executive Officer

Thanks Kirk.

So to conclude, let’s look at slide 16 which I think sums things up pretty nicely. Putting everything together, you clearly see a business with a rapidly strengthening financial profile, an enviable contract structure and the ability to generate substantial free cash flow. And then layer on top of that the near-term addition of the substantial MVP project which will further upgrade our business mix. We believe all of these things together position ETRN in the best possible place to create value for our stakeholders.

We’re very appreciative to the constructive relationship we’ve established with the new EQT management through these negotiations, and we’re excited and look forward for the opportunity to build on it.

With that we are happy to answer your questions.